# AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

11 September 2002

02055071

SUPPL

02 SEP 30 AM 9:09

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 9 September 2002,
   - Proposed disposal by Lion Ipoh Parade Sdn. Bhd.("LIP"), a wholly-owned subsidiary of Ayer Keroh Resort Sdn. Bhd. which is in turn a 70%-owned subsidiary of Amsteel Corporation Berhad ("Amsteel" or "The Company"), of the entire equity interest in Peridang (M) Sdn. Bhd. ("Peridang") for a cash consideration of RM754,998;
   - Proposed disposal by LIP of the entire equity interest in Arus Setia Sdn. Bhd. ("Arus") for a cash consideration of RM2;
   - Proposed discharge by LIP of Peridang from the repayment of the net inter-company amounts outstanding for a cash consideration of RM10,037,344;
   - Proposed discharge by LIP of Arus from the repayment of the net inter-company amounts outstanding for a cash consideration of RM1,039,809; and

2) General Announcement dated 5 September 2002, Re: Lion Corporation Berhad, Lion Land Berhad, Amsteel Corporation Berhad and Angkasa Marketing Berhad - Proposed Corporate and Debt Restructuring Exercises.

Please contact the undersigned for any query.

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

dlw 9/30

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

**General Announcement**

Submitted by OT_OSK SECURITIES on 09/09/2002 05:13:53 PM

Reference No OS-020909-58672

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **OSK SECURITIES BERHAD** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **AMSTEEL CORPORATION BERHAD** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **Joseph Soo/Leona Ng** |
| * Designation | : | **Senior Manager/Assistant Manager** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

- **PROPOSED DISPOSAL BY LION IPOH PARADE SDN. BHD. ("LIP"), A WHOLLY-OWNED SUBSIDIARY OF AYER KEROH RESORT SDN. BHD. WHICH IS IN TURN A 70%-OWNED SUBSIDIARY OF AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "THE COMPANY"), OF THE ENTIRE EQUITY INTEREST IN PERIDANG (M) SDN. BHD. ("PERIDANG") FOR A CASH CONSIDERATION OF RM754,998**

- **PROPOSED DISPOSAL BY LIP OF THE ENTIRE EQUITY INTEREST IN ARUS SETIA SDN. BHD. ("ARUS") FOR A CASH CONSIDERATION OF RM2**

- **PROPOSED DISCHARGE BY LIP OF PERIDANG FROM THE REPAYMENT OF THE NET INTER-COMPANY AMOUNTS OUTSTANDING FOR A CASH CONSIDERATION OF RM10,037,344**

- **PROPOSED DISCHARGE BY LIP OF ARUS FROM THE REPAYMENT OF THE NET INTER-COMPANY AMOUNTS OUTSTANDING FOR A CASH CONSIDERATION OF RM1,039,809**

**(COLLECTIVELY REFERRED TO AS "THE PROPOSALS")**

* **Contents :-**

We refer to the announcements made by OSK Securities Berhad ("OSK"), on behalf of the Board of Directors of Amsteel ("Board"), on 23 May 2002, 28 June 2002, 5 August 2002 and 22 August 2002 in relation to the Proposals.

On behalf of the Board, OSK wishes to announce that the Securities Commission had vide its letter dated 5 September 2002, which was received on 6 September 2002, approved the waiver sought by Amsteel for the despatch of the information circular to the shareholders of Amsteel in relation to the Proposals.

**This announcement is dated 9 September 2002.**

Form Version 2.0

## General Announcement

Submitted by MB_RHB_SAKURA on 05/09/2002 06:47:20 PM
Reference No MM-020905-B4CD5

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | **RHB Sakura Merchant Bankers Berhad** |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Amsteel Corporation Berhad** |
| * Stock name | : | **AMSTEEL** |
| * Stock code | : | **2712** |
| * Contact person | : | **Mr Tan Kong Han** |
| * Designation | : | **Senior General Manager - Corporate Finance** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**Lion Corporation Berhad ("LCB")**
**Lion Land Berhad ("LLB")**
**Amsteel Corporation Berhad ("ACB")**
**Angkasa Marketing Berhad ("AMB")**

**Proposed Corporate and Debt Restructuring Exercises**

* **Contents :-**

*Quote*

On 12 July 2002, LCB, LLB, ACB and AMB (collectively referred to as the "Lion Group") jointly announced, *inter alia*, that the Securities Commission ("SC") has approved each of the relevant proposals within the proposed debt restructuring exercises, divestment programmes and corporate restructuring exercises of the Lion Group ("Proposed GWRS") that required the SC's approval, as proposed by the Lion Group subject to certain revisions and conditions as set out in the aforesaid announcement.

Amongst the conditions imposed by the SC, the SC had required issues affecting the joint-venture operations of the Lion Group in the People's Republic of China ("PRC"), such as the transfer of land use rights and property ownership rights by the other joint-venture parties to the joint-venture companies ("Items of Concern"), must be resolved prior to the implementation of the Proposed GWRS.

The Directors of LLB, ACB and AMB and their respective senior management have undertaken all necessary steps to address the Items of Concern affecting their joint-venture operations in the PRC. Nevertheless, the Directors of LLB, ACB and AMB are of the view that certain of these Items of Concern cannot be fully resolved prior to completion of the Proposed GWRS.

In view of the foregoing, undertakings have been procured from the relevant vendor(s) of sale shares or purchaser(s) issuing consideration shares ("Relevant Party") (where the Items of Concern apply) in favour of the affected purchaser(s) or the vendor(s), as the case may be ("Affected Party") where the Relevant Party shall resolve or cause to be resolved any Items of Concern that remain outstanding as at completion of the Proposed GWRS ("Outstanding Items") within 24 months from the date of completion, failing which, the Relevant Party shall be obliged to take or cause to be taken all such necessary action, including the settlement of any and all such cost, expenses or payments required in respect of the operations in the PRC to resolve the Outstanding Items.

In the event the Relevant Party is still unable to resolve or cause to be resolved the Outstanding Items and thereby resulting in the Affected Party suffering any loss, the Relevant Party shall indemnify the Affected Party for the loss suffered.

Further, any losses or expenses incurred by the Affected Party during the 24 months period pending efforts by the Relevant Party to resolve the Outstanding Items shall be fully indemnified by the Relevant Party to the Affected Party.

The affected corporate transactions are set out in Table I.

Shareholders of the Lion Group and potential investors are requested to refer to the announcements dated 5 July 2000, 11 September 2000, 19 October 2000, 8 October 2001, 26 March 2002, 9 May 2002, 12 July 2002, 19 July 2002 and 5 August 2002 for further details of the Proposed GWRS.

This announcement is dated 5 September 2002.

*Unquote*

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

**Table I**

| | Vendor(s) | Purchaser(s) | Sale Shares | Consideration Shares | Undertaking Given by in favour of | Items of Concern |
|---|---|---|---|---|---|---|
| 1. | LLB | Akurjaya Sdn Bhd | Lion Plaza Sdn Bhd | ACB Shares | Akurjaya Sdn Bhd to LLB | Operations in the PRC affecting the ACB Group |
| 2. | Jelajah Jaya Sdn Bhd, Bayview Properties Sdn Bhd, Lion Development (Penang) Sdn Bhd, Lion Management Sdn Bhd, Trillionvest Sdn Bhd and Tan Sri William H.J. Cheng (" TSWC Vendor Group I") | LCB | ACB | LCB Shares | TSWC Vendor Group I to LCB | Operations in the PRC affecting the ACB Group |
| 3. | ACB, Umatrac Enterprises Sdn Bhd, Konming Investment Limited ("ACB Vendor Group I") | LCB | LLB | LCB Shares | ACB Vendor Group I to LCB | Operations in the PRC affecting the LLB Group |
| 4. | Horizon Towers Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Hldings Sdn Bhd, Finlink Holdings Sdn Bhd, Happyvest (M) Sdn Bhd, Panoron Sdn Bhd, Teck Bee Mining (M) Sdn Bhd, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Co Ltd, Lion Holdings Pte Ltd ("TSWC Vendor Group II") | LCB | ACB | LCB Shares | TSWC Vendor Group II to LCB | Operations in the PRC affecting the ACB Group |

| | | | | | | |
|---|---|---|---|---|---|---|
| 5. | Ayer Keroh Resorts Sdn Bhd, Ambang Jaya Sdn Bhd, ACB, Parkson Corporation Sdn Bhd and Umatrac Enterprises Sdn Bhd ("ACB Group Vendor II") | LLB/Amsteel Mills Sdn Bhd ("AMSB") | Chocolate Products (Malaysia) Berhad | - | ACB Vendor Group II to LLB/AMSB | Operations in the PRC affecting the CPB Group |
| 6. | Limpahjaya Sdn Bhd, LCB, ACB, Umatrac Enterprises Sdn Bhd and Posim Berhad ("ACB and LCB Vendor Group") | AMB | Silverstone Berhad | AMB Shares | AMB to ACB and LCB Vendor Group | Operations in the PRC affecting the AMB Group |